

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2017

Murthy Simhambhatla
Chief Executive Officer
Evolus, Inc.
1027 Garden Street
Santa Barbara, CA 93101

   Re: Evolus, Inc.
    Amendment No. 1 to
    Draft Registration Statement on F-1
    Submitted November 21, 2017
    CIK No. 0001570562

Dear Dr. Simhambhatla:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 21, 2017

A perception of a conflict of interest of our indirect physician investors..., page 29

1. We note your disclosure on page 45 that ALPHAEON provides patient financing services. Please tell us whether DWP-450, if approved, will be eligible to be financed through ALPHAEON financing services. If true, please disclose that physicians invested in ALPHAEON and/or SCH will also have a conflict of interest due to the patient financing services provided by ALPHAEON. In addition, we note that you disclose that eight of the twenty-four clinical investigators in your unblinded, non-pivotal clinical

trials were indirect investors in your company. Please similarly provide the total number of clinical investigators involved in your Phase III studies.

ALPHAEON and its directors and officers will have limited liability to us or you for breach of fiduciary duty, page 45

2.   We note your revised disclosure regarding the business activities of ALPHAEON in response to our prior comment four. Please also revise your disclosure to include information about the business activities of SCH.

We are currently indebted to ALPHAEON and have no written agreement governing the terms of such indebtedness., page 46

3.   We note your disclosure indicating that you may repay your indebtedness with ALPHAEON consent by characterizing the payables as capital contributions, the issuance of equity securities or as a set off against liabilities ALPHAEON owes to you. Please clarify whether or not you have a basis to believe that ALPHAEON will consent to the repayment of this indebtedness through a non-cash method. Additionally, quantify any liabilities that ALPHAEON owes you and would be available for offset.

Use of Proceeds, page 55

4.   We acknowledge your response to our prior comments 6 and 13 that the milestone payments to Daewoong and certain former stockholders of your company upon approval of DWP-450 are the subject of a confidential treatment request. However, confidential treatment is not appropriate for material information that is required to be disclosed. Please note that Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each purpose. Item 303(a)(1) of Regulation S-K requires disclosure of known commitments, events and uncertainties likely to result in your liquidity increasing or decreasing. Additionally, we are unwilling to grant confidential treatment to individual milestone payments unless you disclosure the aggregate amount of the potential milestone payments is disclosed. Therefore, comments 6 and 13 are reissued.

5.   Please quantify the amount of proceeds you may use to reimburse ALPHAEON.

Capitalization, page 58

6.   Please tell us your consideration of including and/or disclosing the following transactions in the capitalization table:
   * On page 65 you indicate that
     ◦ you will join as a contractual party to the stock purchase agreement that you intend to amend prior to the consummation of this offering.
     ◦ upon consummation of the offering, you will assume all of Alpheon's obligations

             under an amended stock purchase agreement.

- Additionally, in your response to our prior comment 21, you state that you will enter into amendments with notes holders to release your guarantee of Alpheon's payment obligations under such notes prior to or in connection with the effectiveness of the registration statement. Note that your disclosure on page 73 states this will occur "prior to the completion of the offering," which is not consistent with your response to comment 21.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Payment Obligation Related to our Acquisition by ALPHAEON, page 65

7. Please provide additional details about the amended agreement with the Evolus contributors that will result in the revised payment obligations, including the reduced payment due upon obtaining FDA approval, reduced royalty percentages, limitation to the number of years you are required to make royalty payments and the material terms of the promissory note. Please note we will need an opportunity to review your amendment to the stock purchase agreement and related disclosures prior to effectiveness.

8. Please revise your disclosure to clarify how the agreement results in a tax liability for the Evolus contributors. In addition, please file the tax indemnity agreement as an exhibit to the registration statement.

Notes to Financial Statements
Note 2. Summary of Signficant Accounting Policies
Goodwill and Intangible Asset, page F-10

9. Please refer to your response to our prior comment 17. Considering the significance of your intangible asset and goodwill to the balance sheet, please revise your disclosures to describe in Note 2 under "Basis of Presentation" the accounting applied to the October 2013 and June and September 2014 transactions described in Note 1 under "Description of Business" including your election of push down accounting and its impact, and clarify therein and in Note 5 under "License and Supply Agreement" as well as herein the linkage of the those transitions to your intangible asset, goodwill and the Daewoong Agreement. In addition, your response noted that the license and distribution rights acquired in the October 2013 transaction were valued as a composite asset including all of the patent licenses, regulatory approvals, licenses and permits necessary to market and sell the drug in the United States and other jurisdictions. Disclose:

- more about the overall project acquired, including its status at acquisition;
- the components of the intangible asset acquired, how you use them in the project acquired and why you believe the intangible asset is an intangible asset class pursuant to ASC 350-30-50-1;
- the fair value of the intangible asset and a description of the valuation methodologies

     and assumptions used; and
- the material terms of the Daewoong agreement.

You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael A. Hedge - K&LGates LLP